CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

March 27, 2012

Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Yida Holding, Co.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 3, 2012
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 7, 2011
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated February 17, 2012 regarding the above referenced filings (the “Comment Letter”). As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by our responses:

General

1.
As requested in our letter dated February 3, 2012, file your amended Form 10-Q for the fiscal quarter ended September 30, 2011 and your responses to comments 35-38 from our letter dated December 9, 2011 as soon as possible.

ANSWER:
We have filed our amended Form 10-Q for the fiscal quarter ended September 30, 2011 together with this amendment to the Form 10-K. Additionally, we have filed a separate correspondence letter that addresses comments 35-38 from your letter dated December 9, 2011.

Cover Page

2.	We note that you have checked the boxes on the cover page of your Form 10-K indicating that you are both a smaller reporting company and an accelerated filer. Please revise.

ANSWER:
On the cover page, we have removed the check box for smaller reporting company and only checked the box for accelerated filer because as of the last day of the second quarter of 2010, we were deemed an accelerated filer.

Business, page 1

3.
We note your response to comment 3 from our letter dated December 9, 2011, as well as your revisions to the corporate structure chart on page 3. Please further revise your footnote to indicate, if true, that Fuzhou Hongda Commercial Services, Ltd. also does not have any material business operations.

ANSWER:	On page 1, we have further revised our footnote to indicate that Fuzhou Hongda Commercial Services Ltd. does not have any material business operations.

Tourism, page 5

4.
We note your response to comment 10 from our letter dated December 9, 2011. Please revise your disclosure to identify the names of the relevant parties to each contract pertaining to your tourism destinations.

ANSWER:	On page 5 and throughout the Tourism section, we have revised the disclosure to identify each relevant party for each contract that pertains to our tourism destinations.

Hua’an Tulou Cluster, page 5

5.
Please revise your disclosure to clarify that the Hua’an County government is entitled to a reduced portion of the gross ticket sales when the ticket price is less than RMB60 (as noted in Exhibit 10.20). Disclose the extent of control you have over this ticket price, considering the pricing regulations discussed on page 10 of your filing.

ANSWER:
On page 5, we gave revised our disclosure to state that the government is entitled to a reduced portion of the gross ticket sales when the ticket price is less than RMB60. We also disclosed that the government approves all ticket prices and if we want to change the ticket price, we need to obtain government approval prior to any change.

Ming Dynasty Entertainment World, page 5

6.
We note your disclosure on page 6 that the Project Company “will be allowed to lease a larger piece of land … from local residents” for this project. Please provide the terms of any agreement you have entered into with the local residents for such lease. Clarify whether you would also need to obtain land use rights from the local PRC government for such land.

ANSWER:
On page 5, we revised our disclosure to state that pursuant to the terms of the agreement we will be allowed to lease a larger piece of land. We also clarified that we will only have management rights of the land and will not have to obtain land use rights from the local PRC government for such land.

7.
We note your statement on page 7 that there are no revenue sharing provisions or other restrictions on the revenue that you will receive from this venue. However, we also note that you will only be responsible for 60% of the Project Company’s profits and losses. Please revise or advise how much of the Project Company’s revenue you will receive.

ANSWER:
On page 7, we removed the statement that “there are no revenue sharing provisions or other restrictions on the revenue that we will receive from such venue” and have revised our disclosure to state that we expect to receive 60% of the revenue from the venue.

8.
Please provide the name of the Project Company. Disclose when the Project Company was formed, when it received its business license and what is the scope of the business license. File all material agreements between China Yida and its affiliates and Anhui Xingguang and its affiliates regarding the Project Company, including the governing documents, and Ming Dynasty Entertainment World.

ANSWER:
On page 6, we disclosed the name of the Project Company as Anhui Yida Tourism Development Co., Ltd., that was formed on April 20, 2010 and its business scope is tourism destination, project development, parking services, photo services and real estate management services. Additionally, we have filed the cooperative agreement between China Yida and Anhui Xingguang as Exhibit 10.27 to the Form 10-K.

Yang-sheng Paradise, page 7

9.
We note your expectation that you will purchase land use rights and also rent an additional parcel of land for this project. Please clarify from whom you would rent the additional parcel of land. Clarify whether you would also need to obtain land use rights from the local or PRC government for such land.

ANSWER:
On page 7, we clarified that we would rent the additional parcel of approximately 3,000 Mu of land from the local PRC government. We also stated that we would not be required to obtain land-use rights because the lease will only be for the management rights of the land based on a cooperative agreement that would be entered into at the time of the lease.

The City of Caves, page 7

10.
We note your statement that under your contractual arrangements, Fujian Yida shall pay to the Fenyi County government the “use fees of scenic resources.” Please revise your disclosure to clarify if these are the percentage of gross ticket sales you detail in the same paragraph or whether they are separate, additional fees owed to the government.

ANSWER:	On page 7, we revised our disclosure to clarify that the “use fees of scenic resources” is the same fees and not additional fees owed to the government.

Regulations, page 9

11.
We note your response to comment 15 from our letter dated December 9, 2011 and your statement on page 10 that you conduct your business in compliance with the “applicable laws regarding scenic spots in material respects.” Please clarify, if true, that you intended to state that you were in compliance with these laws in “all material respects.” Alternatively, indicate whether you are not compliant with such laws in any material respect.

ANSWER:	On page 10, we clarified to state that we are in compliance with these laws in “all material respects.”

12.	Please expand your disclosure to indicate whether you are in compliance with the PRC Pricing Law.

ANSWER:	On page 10, we expanded our disclosure to state that we are in compliance with the PRC Pricing Law.

13.
We note your response to comment 18 from our letter dated December 9, 2011 and your statements that Fuyu is neither a sino-foreign advertising JV nor an advertising WFOE. As previously requested, please explain why Fuyu’s ownership by a WFOE would not be considered direct ownership by a foreign investor for purposes of the Foreign-Owned Enterprise Law and the Administrative Measure on Foreign-Invested Advertising Enterprises. Please provide supporting citations to the relevant regulations.

ANSWER:
On page 10, we provided an explanation as to why Fuyu is neither a sino-foreign advertising JV nor an advertising WFOE. We also explained why Fuyu’s ownership is not considered direct ownership by a foreign investor for purposes of the Foreign-Owned Enterprise Law and the Administrative Measure on Foreign-Invested Advertising Enterprises.

Prohibition by Local and Domestic Media Authorities, page 10

14.
We note your response to comment 17 from our letter dated December 9, 2011 and your statements that all of the advertisements arranged by the company “shall be” approved by the head of FETV and that FETV “will refuse” to broadcast advertisements in contravention with the Broadcasting measure. Please clarify whether this has been the company’s practice since January 1, 2010 (when such regulations became effective), or whether this is a new policy. Please clearly state whether you believe you are currently in compliance with such regulations.

ANSWER:	On page 10, we clarified that all this has been the company’s practice prior to January 1, 2010 and is not a new company policy or practice.

Risk Factors, page 11

“We have not yet contracted with local governments and may be unable to continue our land use rights from the government…: page 12

15.
We note your response to comment 19 from our letter dated December 9, 2011 and your statement that you have not yet entered into any definitive contracts with local governments for land-use rights. Please explain why the State-Owned Land Use Rights Agreement filed as Exhibit 10.26 and the land use rights referenced in the Fujian Taining Great Golden Lake Tourism Project Management Agreement filed as Exhibit 10.18 are not considered definitive contracts for land-use rights. .

ANSWER:
On page 12, we clarified our response to state that the only land-use rights that we have entered into is the land-use rights referenced in Exhibit 10.26. The land use rights referenced in Exhibit 10.26 have not been finalized yet and are only management rights.

16.
We note your response to comment 19 from our letter dated December 9, 2011. Please disclose the terms of the land use rights you have purchased from the PRC government. Your revised disclosure should clarify whether, in addition to obtaining contracts with local governments, you also need to purchase land-use rights from the PRC government with respect to each property.

ANSWER:
On page 12, we have disclosed the land-use rights that we have purchased from the PRC government. We also make it clear that we do not need to purchase land-use rights from the PRC government in order to manage and operate each property.

17.
We note the reference to your “Agreement with government” in the fourth paragraph of this risk factor. Please clarify whether you are referencing the land-use rights you have received from the PRC government or whether this is a reference to a separate agreement. In addition, explain your statement that “currently most of lands are subject to governmental internal procedure. Disclose whether you have commenced the process of obtaining land-use rights for each of your tourist destinations.

ANSWER:
On page 12, we clarified that the “Agreement with government” is for the management rights of the property and not for land-use rights. We also clarified that the process of obtaining land-use rights is a lengthy process and requires government approval. We have applied for land-use rights but are still waiting to hear back from the local governments regarding approval.

18.
We note your reference to “the expiration of our current understanding” with respect to your land use rights. Please explain the terms of this current understanding, the parties involved in such agreement and when it will expire. Clarify whether you have “understandings” or agreements with the local governments with respect to the land use rights for each of your destinations.

ANSWER:
On page 12, we explained that we hope the local PRC government will not terminate our right to manage the land before we are able to secure land-use rights. We have an understanding with the local governments and not formal written agreements with respect to the management rights of the land for each of the destinations.

19.
Please expand your risk factor disclosure to clearly state what the risks are to the company if you do not obtain each required land use right. As just one example, disclose whether you will lose all rights to the construction, buildings and improvements you have made or intend to make.

ANSWER:	On page 12, we expanded the risk factor to disclose the risks to the company if we are not successful in obtaining the land-use rights.

“Management exercises significant control over matters requiring shareholder approval …” page 13

20.
We note your statement that you do not perceive any conflicts of interest that Chairman Chen Minhua or Ms. Fan Yanling have with any stock ownership. Please remove this statement or explain the basis for this assertion. We note your statement that the concentration of ownership in management may delay or prevent a change in control that may be otherwise viewed as beneficial by shareholders other than management.

ANSWER:	On page 13, we removed the statement that said we do not perceive any conflicts of interest that Chairman Chen Minhua or Ms. Fan Yanling have with any stock ownership.

“Requirement of statutory reserve of certain amount of our net income…,” page 17

21.
We note your response to comment 24 from our letter dated December 9, 2011. Please clarify whether any portion of the capital contribution was used to fund Fujian Yida Travel Service Co. Ltd.’s statutory reserve fund.

ANSWER:
On page 17, w clarified that no portion of the capital contribution was used to fund Fujian Yida Travel Service Co. Ltd’s statutory reserve fund because the company does not need to allocate any statutory reserve fund until the company has a profit.

Properties, page 21

22.
We note your response to comment 25 from our letter dated December 9, 2011. Please revise your disclosure to explain why you do not need to obtain land use rights for the relevant properties to manage the Golden Lake and Tulou, Yunding Park locations.

ANSWER:
On page 21, we revised our disclosure to clearly state that we do not need to obtain land-use rights for the relevant properties in order to manage and operating the Golden Lake and Tulou, Yunding Park locations.

23.
We note your response to comment 26 from our letter dated December 9, 2011. Please further expand your disclosure to address how you will “transform” the description of the land in order to obtain the most favorable price.

ANSWER:
On page 21, we revised our disclosure to remove the term “transforming the description” and replaced it with a discussion about the different costs of land depending on whether it is classified for industrial, commercial or residential use. We also stated that it is uncertain what classification the local PRC government will give the land.

24.
Disclose whether you need to obtain the relevant land use rights for Yang-Sheng Paradise, the City of Caves and Ming Dynasty before you can proceed with your site construction. We note your statements on pages 6-8 that you expect portions of Ming Dynasty Entertainment World, Yang-sheng Paradise and The City of Caves to open in 2012. If you need to obtain these land use rights prior to beginning your site construction, include management’s expectation of when you will obtain them.

ANSWER:	On page 21, we disclosed that we do not need to obtain the relevant land-use rights for Yang-Sheng Paradise, the City of Caves and Ming Dynasty before we proceed with our site construction.

25.
We note that the Anhui Province Bengbu City Emperor Ming Taizu Culturla and Ecological Resort and Tourism Project Investment Agreement with the Anhui Province Bengbu City Government filed as Exhibit 10.21 references a “State-owned Land Use Rights Agreement.” Please provide the terms of this Agreement.

ANSWER:
On page 21, we clarified that the exhibit does reference a State-owned Land Use Rights Agreement, however, that agreement has not been finalized or executed and we have not yet obtained the land-use rights for this location.

26.
We note the Jiangxi Province Zhangshu City Yang-sheng Tourism Development project Investment Agreement with Jiangxi Province Zhangshu City Government filed as Exhibit 10.22 references the ability to obtain land use rights for around 3,000 mu through a public listing transaction. Please explain how you would obtain such rights through a public listing transaction. Also indicate the “other ways” in which Yida (Fujian) Tourism Limited Company will obtain the remaining 3,000 mu referenced in that agreement.

ANSWER:
On page 21, we clarified that “[The]he Jiangxi Province Zhangshu City Yang-sheng Tourism Development Project Investment Agreement refers to our ability to obtain land use rights for approximately 3,000 mu through a public listing transaction which means that the local government will submit our land use proposal along with our plan and project to the Department of Land Reserve for a public listing with China Yida as the only participant. Upon approval, we will be able to obtain the land-use rights. The remaining 3,000 mu that is not subject to this land-use right will be leased from the local government which will give us management rights of the land.”

Management’s Discussion and Analysis…, page 23
General, page 23

27.
We note the statement that you do not anticipate much new construction as you are “maintaining [your]our existing operations and restoring what is already built and in operation.” However, you state on pages 7, 8 and 23 that you anticipate opening Ming Dynasty, Yang-Sheng Paradise and City of Caves in 2012. Please revise or advise.

ANSWER:	On page 23, we clarified that we do not anticipate much new construction at Great Golden Lake and Hua’an Tulou.

Advertising Business, page 23

28.
We note your statement that you will reduce the costs and expenses in your advertising business to maintain your high gross profit margins in this segment. Please revise your disclosure to indicate how management intends to reduce these costs and expenses.

ANSWER:	On page 23, we revised our disclosure to remove the statement that we will reduce costs and expenses, accordingly, to maintain the high gross margins in the advertisement segment.

Capital Expenditures, page 28

29.	Please tell us why there are no anticipated expenditures for the Ming Dynasty project identified in the table on page 28.

ANSWER:	On page 28, we included, as a footnote, that there are no anticipated expenditures for the Ming Dynasty project because as of December 31, 2010, there were no construction projects or project designs.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 33

30.
We note your response to comment 34 in our letter dated December 9, 2011. It is unclear to us whether AuditPrep Limited, who is primarily responsible for the preparation of your books and records and financial statements, has the U.S. GAAP experience that enabled you to conclude that your internal control over financial reporting was effective. It is unclear from your response whether the accountant, manager, senior manager, review manager or partner has attended U.S. institutions or educational programs that have provided relevant education relating to U.S. GAAP or whether any such individuals hold professional designations such as Certified Public Accountant in the U.S. Please advise.

ANSWER:
We engaged AuditPrep Limited (“AuditPrep”) as our external financial consultants to assist us in preparing our financial statements from our books and records, our PRC consolidated financial statements and then converting our PRC consolidated financial statements to US GAAP - US dollar denominated consolidated financial statements. Please note that AuditPrep is not involved in the preparation of our books and records which is done by our own finance team. They perform a “top level” analytical review of the preliminary PRC based financial statements we prepare after we close our books and records, to determine if any of our general ledger accounts require a journal entry adjustment or more analysis. They do not conduct any audit procedures on our books and records. They then finalize the PRC consolidated financials and convert them into US GAAP financial statements as well as reviewing the footnotes we prepare.

The scope of work includes but is not limited to the following:
-       leading AuditPrep in overseeing the proper and timely preparation of the consolidated balance sheets, income statements and statements of cash flows, for over 20 US listed Nasdaq and OTCBB Chinese companies over the prior 6 year time period, under U.S. GAAP on a quarterly and annual basis;
-       developing critical accounting estimates and helping to create documentations for critical accounting policies in accordance with U.S. GAAP;
-       performing accounting research and analysis for new and/or complex transactions under U.S. GAAP;
-       assisting companies in overseeing their SOX-compliance relating to financial reporting processes and controls;
-       advising companies on new processes and procedures to improve accuracy and efficiency of financial systems;
-       overseeing the preparation and review of the quarterly and annual financial analysis for the purpose of providing relevant information for the MD&A discussion and footnotes disclosure to be included in 10-Q and 10-K filings; and
-       communicating with external auditors (US based PCAOB audit firms) and other US GAAP consultants in a large regional CPA firm in New York City, who have extensive US GAAP and SEC reporting experience, on a regular basis.

The Company believes that based on Ms. Ngai’s financial and accounting related experience in serving OTCBB listed and Nasdaq listed companies over the past 8 years in helping them prepare their US GAAP financials and advising them on SEC Rules and Regulations, Ms. Ngai has gained extensive experience in U.S. GAAP and SEC reporting.

For the services of preparation of US GAAP financial statements to our Company
Ms. Lai, the senior manager, is responsible for communication with our Company’s PRC controller to obtain the financial information and preparing the consolidated financial statements and related footnotes disclosure. Ms. Cheung, the accountant is responsible for preparing consolidated worksheets under the guidance of the senior manager. Ms. Lee, the review manager performs initial review and Ms. Ngai, the Partner performs final review on the financial statements.

For the service of SOX compliance

Ms. Lee (the review manager) is the SOX projects in charge, and she performed the risk assessment on the internal control over the financial reporting of Yida. She also performed the scoping, developed the test plans, evaluated the internal controls and provided suggestions/remediation to the Company. The accountant performed periodic testing and walkthrough test on the internal control. The Senior manager reviewed final deliverables and provided remediation to us. The partner oversaw the whole SOX compliance project.

AuditPrep’s Training:

External Training:
In October 7 & 8, 2011, AuditPrep attended a two day seminar of “2011 PCAOB, Audit and SEC Update” by two experienced partners of a New York CPA firm, and it included the following:
-	New Accounting Pronouncements
-	New Guidance on Cash, A/R and Advances
-	Lessons Learned from PCAOB Inspection
-	PCAOB Risk Assessment Standards (AS No. 8 to 15)
-	Risk-Based Audit Approach and SAS 99 Fraud Interview
-	XBRL and New Whistleblower Program
-	EPS Calculation and 10Q Tie-Down

In November 2011, another New York CPA firm provided training and training materials to us on the following areas:
`US GAAP Updates
-	SEC Engagement – Hot Topics
-	New Developments in SEC Securities Statutes
-	Basic Training in Regulation S-X & S-K
-	Form 10-K & Form 10-Q & SRC 10-K Requirements

Besides the above training, AuditPrep staff joined BDO US on GAAP Update Webcasts as follows:
-	Quarterly Financial Reporting Update - Q4 2011
-	Complex Financial Instruments
-	Quarterly Financial Reporting Update – Q3 2011

Ms. Ngai leads our internal training for US GAAP and SEC reporting - AuditPrep will have 2 days internal trainings held in 2011, The following are the extracts of training that AuditPrep Limited provided to their staffs in 2011:

Internal Training:
In August, 2011, US GAAP Update – 2 days internal trainings held. The training focused on the “guidance issued in 2010 and 2011” and “2009 and 2010 selective accounting guidance effective in 2011” which included the following:
-       Accounting Standards Update No. 2009-13—Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force
-       Accounting Standards Update No. 2010-19 – Foreign Currency Issues: Multiple Foreign Currency Exchange Rates – An announcement made by the staff of the U.S. Securities and Exchange Commission
-       Accounting Standard Update No. 2010-28—Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for reporting Units with Zero or Negative Carrying Amounts—a consensus of the FASB Emerging Issues Task Force
-       Accounting Standard Update No. 2010-13—Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging Issues Task Force

AuditPrep subscribes to an online research tool called Accounting Research Manager (“ARM”) in order to research US GAAP and auditing issues and to also keep updated on US GAAP, US GAAS and PCAOB developments. ARM will provide daily and weekly news about FASB issues, PCAOB updates and also supplies US GAAP related work tools. Auditprep will use ARM’s US GAAP Disclosure Checklists while they are preparing our US GAAP financial statements. When AuditPrep is unsure of certain accounting issues, they will perform their research and then consult with their own consultants in New York City to resolve a variety of complex accounting issues.

i.
With regard to the accountant and manager of AuditPrep Limited, please tell us what relevant education and ongoing training he or she has had relating to U.S. GAAP. In addition, tell us about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. Further, describe in detail the external trainings he or she has had on U.S. GAAP and SEC rules and regulations including specific training he or she receives annually on U.S. GAAP an SEC rules and regulations. Please also tell us the U.S. GAAP nature of the training and the duration of such training.

ANSWER:
Ms. Cheung is AuditPrep’s accountant and manager and is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and an Australian CPA. She holds a Master Degree of Arts in International Accounting in the City University of Hong Kong. She has over 5 Years of Audit and Accounting experience in Hong Kong, working for Chinese companies listed in the US.

ii.
With regard to the senior manager of AuditPrep Limited, please describe in greater detail the external trainings he or she has had on U.S. GAAP and SEC rules and regulations including the specific training he or she receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Further, explain in detail the nature of his or her U.S. GAAP experience “in working with U.S. listed companies.”

ANSWER:
Ms. Lai is AuditPrep’s senior manager and is responsible for our financial statement preparation, she is a Certified Public Accountant in Hong Kong and she is a Member of the Hong Kong Institute of Certified Public Accountants (HKICPA), and a Fellow Member of the Chartered Association of Certified Accountants (ACCA). She holds a Master Degree of Arts in International Accounting in the City University of Hong Kong. She has over 13 Years of Audit and Accounting experience in Hong Kong, Chinese and US listed companies. She holds a Master Degree of Arts in International Accounting in the City University of Hong Kong which the syllabus includes U.S. GAAP, International Accounting standards, PRC GAAP and PRC taxation. When she studied for her Master degree, she already worked for US listed companies and therefore, has experience in US GAAP and SEC rules and regulations.

For her on-going external training, she takes three days courses of SEC and US GAAP Updates held by the partners of a top-tier PCAOB registered US Accounting firm. In addition, she attends quarterly US GAAP updates and Webcasts. She also receives periodic internal training on US GAAP and SEC rules and regulations updates.

iii.
With regard to the review manager of AuditPrep Limited, please describe in detail the external training he or she has had on U.S. GAAP and SEC rules and regulations including the specific training he or she receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Further, provide us with more specific details of his or her relevant accounting and audit experience with respect to “U.S. private and listed companies.” For the audit experience, identify the audit firm(s) including the nature of the audit engagements and their specific scope of their audit work on such engagements as it relates to U.S. GAAP.

ANSWER:
Ms. Lee is AuditPrep’s review manager and conducts the initial review of our US GAAP financial statements and then the final review is conducted by the partner Ms. Ngai. Ms. Lee is a Certified Public Accountant in the State of Washington and is a member of the American Institute of Certified Public Accountants. She holds a Master Degree of Professional Accounting, concentration in accounting and assurance, from the University of Washington.

She has over 8 years of accounting and auditing experience. She was trained in the U.S. and was an assurance manager at a midsized CPA firm in the U.S. for four years. During this time, she worked on audits of various U.S. companies mainly focusing on the technology, start-ups, and the manufacturing industry. She has been with AuditPrep Limited for four years as a consultant helping PRC companies prepare US GAAP financials for their SEC reporting and helping resolve US GAAP accounting issues. She is also familiar with SEC rules and regulations.

She attended all of AuditPrep’s external trainings and also training on the following accounting topics: 2010 Quarterly Financial Reporting Update Q4, 2011 Quarterly Financial Reporting Update Q4, Complex Financial Instruments

iv.
With regard to the partner of AuditPrep Limited, please describe in detail the external accounting training that she has had on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Further, provide us with more specific details of her “practical experience in working with U.S. listed companies.”

ANSWER:
AuditPrep’s partner, Ms. Ngai, has extensive U.S. GAAP experience and training and knows SEC rules and regulations. She is a Certified Public Accountant in Hong Kong and she is a Fellow Member of the Hong Kong Institute of Certified Public Accountants (HKICPA), and a Fellow Member of the Chartered Association of Certified Accountants (ACCA). She is also member of the Institute of Chartered Secretaries and Administrators (ICSA). She has over 18 years of auditing and accounting experience. She has audited Hong Kong and Mainland China companies since 1992 and she audited listed companies in Hong Kong since 1996 when she worked with Deloitte Touche Tohmatsu. She formed AuditPrep Limited in 2006 to provide consulting and US GAAP financial statement preparation services to PRC companies that are listed on the US markets.

With respect to relevant practical U.S. GAAP experience, Ms. Ngai first served as financial consultant for Win Win Gaming, Inc. a US company listed on the OTCBB market from 2004 to 2005, helping the company prepare their US GAAP financial statements for their SEC filings. In 2006, Ms. Ngai formed AuditPrep to conduct her consulting services for Chinese companies listed in the U.S.

Certain Relationships and Related Transactions, and Director Independence, page 47

31.
We note your response to comments 32 and 33 from our letter dated December 9, 2011 and your disclosure that XHJ assigned the rights of its contract with FETV to Fuyu and pursuant to that contract XHJ was “entitled to revenue other than the commercial revenue.” Please explain the nature of the “commercial revenue” XHJ received. Please clarify what, if any, revenue Fuyu was entitled to under the terms of its agreement with XHJ. As previously requested, please file the agreement between XHJ and FETV, as well as any assignment agreement between XHJ and the company as exhibits to your Form 10-K.

ANSWER:
On page 48, we clarified the “commercial revenue” and discussed the nature of the agreements and what revenue Fuyu was entitled to under the terms of the agreement. Additionally, we have filed the agreement between XHJ and Fujian Education Media Limited Company and the assignment agreement from XHJ to China Yida as Exhibits 10.30 and 10.31, respectively, to the amendment to the Form 10-K.

32.
We note your statement on page 48 that there is “no need to pay the contract fees to XHJ.” We also note that XHJ pays RMB5M to FETV each year. Please explain what contract fees you are referencing and why they are not required to be paid to XHJ. In addition, please explain why XHJ is still making payments to FETV after expiration of its agreement in July 31, 2010. Explain the “other businesses, unrelated to the listed company” that FETV engages in.

ANSWER:	On page 48, we clarified that XHJ no longer pays the RMB5M to FETV each year and we discussed what contract fees are required to be paid.

Exhibit 10.22

33.
Please explain the business purpose of the supplement to the agreement and clarify the reference to the “amount over 8,000 RMB per mu in one month for the Project.” In addition, tell us whether the land lease referenced in this supplement pertains to the 3,000 mu that was conveyed through a public listing transaction (discussed on page 1 of the agreement).

ANSWER:	The “amount over 8,000RMB per mu” means that the company does not need to pay any amount over 8,000RMB per mu for the land. We have tried to revise the translated language in Exhibit 10.22.

Exhibits 31.2 and 32.2

34.
We note that George Wung provided certifications as your Chief Financial Officer and Principal Accounting Officer. However, according to your Form 8-K filed January 9, 2012, Yongxin Lin is your Chief Financial Officer; and we note that Mr. Lin signed your Form 10-K in the capacity of Chief Financial Officer and Principal Accounting Officer. The certifications for your amended Form 10-K must be provided by the person who is performing the function of your principal financial officer at the time of the filing. See Rule 12b-15. Please amend your Form 10-K to provide the proper certifications. For further guidance, refer to the following Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml: Exchange Act Rules Questions 161.04 and 161.05 and Regulation S-K Questions 246.14.

ANSWER:	We have revised Exhibits 31.2 and 32.2 and the current CFO, Yongxin Lin, has now signed the certifications.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Minhua Chen
China Yida Holding, Inc.
Name: Minhua Chen
Title: Chief Executive Officer